Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated April 15, 2024

Relating to Preliminary Prospectus Supplement dated April 15, 2024

Registration No. 333-267632

Pricing Terms

MFA Financial, Inc.

$75,000,000
9.000% Senior Notes due 2029

Pricing Term Sheet
April 15, 2024

Issuer:	MFA Financial, Inc., a Maryland corporation (the “Company”)

Title of the Securities:	9.000% Senior Notes due 2029

Type of Offering:	SEC Registered

Principal Amount:	$75,000,000

Over-Allotment Option:	Up to $11,250,000 aggregate principal amount of Notes within 30 days of the date hereof

Type of Note:	Fixed rate note

Stated Maturity Date:	August 15, 2029

Interest Rate:	9.000%

Trade Date:	April 15, 2024

Settlement Date:	April 17, 2024 (T + 2)

Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on August 15, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment

Interest Periods:	The initial interest period will be the period from and including April 17, 2024, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be
Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Net Proceeds to the Issuer, before Expenses:	$72,637,500 total assuming the option is not exercised

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after August 15, 2026, upon not less than 30 days nor more than 60 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	CUSIP: 55272X 805 ISIN: US55272X8056

Rating:*	BBB- (Egan-Jones)

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “MFAO” and expects trading of the Notes to commence within 30 days after the original issue date

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Piper Sandler & Co.

Trustee:	Wilmington Trust, National Association

*            Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated September 27, 2022) and a preliminary prospectus supplement dated April 15, 2024 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling 1-800-584-6837, RBC Capital Markets, LLC by calling 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling 1-888-827-7275, Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com or Piper Sandler & Co. by emailing fsg-dcm@psc.com.

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